September 30, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Robert Augustin / Ms. Margaret Sawicki

Re:	NewGenIvf Group Ltd
Registration Statement on Form F-1 Filed September 6, 2024
File No. 333-281964

Dear Mr. Augustin and Ms. Sawicki:

On behalf of NewGenIvf Group Ltd (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 19, 2024 with respect to the Company’s Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form F-1 (the “F-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your Form 6-K, filed June 3, 2024, discloses that you have entered into a non- binding term sheet for a potential reverse merger with COVIRIX Medical Pty Ltd. Please update your disclosure here and where appropriate to discuss the status of this potential merger. Additionally, please tell us what consideration you gave to including financial statements of COVIRIX Medical Pty Ltd under Rule 3-05 of Regulation S-X and pro forma financial statements under Article 11 of Regulation S-X.

Response: We have revised the F-1/A in accordance with the Staff’s comment. Please see the disclosure in cover page and page 7 of the F-1/A for further information. Further, given that the non-binding term sheet with COVIRIX Medical Pty Ltd. (“COVIRIX”) was terminated on September 21, 2024, we believe that the financial statements of COVIRIX do not need to be included in the F-1/A.

Risk Factors, page 20

2. We note that you did not timely file your Form 20-F for the year ended December 31, 2023. Please include a risk factor to disclose that you did not timely file the report and that you may not be able to timely file similar reports in the future.

Response: We have revised the F-1/A in accordance with the Staff’s comment. Please see the disclosure in cover page and page 21 of the F-1/A for further information.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Plan of Distribution, page 62

3. We note your disclosure on page 62 that your selling shareholders may sell their securities in transactions through underwriters. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: We note the Staff’s comment and confirm the Company’s understanding that the retention by a selling shareholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment.

Incorporation By Reference, page 74

4. It appears that you do not meet the eligibility requirements to be able to incorporate by reference. Please note that in order to be able to incorporate by reference, registrants, including their predecessors, must not have been a blank check company as defined in Rule 419(a)(2) during the past three years. Refer to General Instruction VI.D of Form F-1. Please revise or advise.

Response: We have revised the F-1/A in accordance with the Staff’s comment and have removed the “Incorporation by Reference” section from the F-1/A.

General

5. We note that in your Form 6-K, filed on May 28, 2024, you disclose that you received a notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to its rules for continued listing. Please revise the Summary to describe this notice and include disclosure in the Risk Factor section describing the risks related to this notice and the risks of a potential delisting.

Response: We have revised the F-1/A in accordance with the Staff’s comment. Please see the disclosure in cover page and page 21 of the F-1/A for further information.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW